UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company)

Einstein Noah Restaurant Group, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28257U104

(CUSIP Number of Class of Securities)

Rhonda J. Parish

Chief Legal Officer and Secretary

Einstein Noah Restaurant Group, Inc.

555 Zang Street, Suite 300

Lakewood, Colorado 80228

(303) 568-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Gary C. Ivey

Julie A. Mediamolle

Alston & Bird LLP

101 South Tryon Street, Suite 4000

Charlotte, North Carolina

Telephone: (704) 444-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company,” or “Einstein Noah”), with the Securities and Exchange Commission (the “SEC”) on October 6, 2014, relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO, filed by the Offerors with the SEC on October 6, 2014.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8.	Additional Information

In Item 8, the second paragraph of the subsection entitled “Antitrust Laws” is hereby amended and restated in its entirety to read as follows:

“On October 20, 2014, the parties were informed that the FTC has granted early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer that the applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EINSTEIN NOAH RESTAURANT GROUP, INC.

By:	/s/ Rhonda J. Parish
Name:	Rhonda J. Parish
Title:	Chief Legal Officer and Secretary

Date:	October 21, 2014